TIME EQUITIES SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 2,339,144
Fee Receivables	78,450
Total Assets	$ 2,417,594

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 78,602
Total Liabilities	78,602
Commitments and Contingencies	
Member's Equity	
Member's Equity	2,338,992
Total member's equity	2,338,992
Total liabilities and member's equity	$ 4,756,586

The accompanying notes are an integral part of these financial statements.